

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05003701

February 3, 2005

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/3/2005

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2004

Dear Ms. Peterson:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Occidental by Robert D. Morse. We also have received a letter from the proponent dated December 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB - 4 2005
1088

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

797968



10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL
RECEIVED
DEC 2 7 2004
WASH, D.C.
SECTION

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Robert Morse, attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2005 Annual Meeting of Stockholders. The Proposal requests that the proxy voting card be revised to insert the word "against" in connection with the vote on directors.

Occidental believes the Proposal may be omitted under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because it contains false and misleading statements. Rule 14a-8(i)(2) permits the omission of a shareholder proposal if such proposal's implementation would cause the company to violate any federal law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation shall be made by means of any proxy statement, form of proxy,... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading ..."

In a recent no-action letter, Avaya Corporation (November 4, 2004) ("Avaya"), the Staff excluded a proposal under Rule 14a-8(i)(2) that was substantially identical to the Proposal. In another no-action letter, Occidental Petroleum Corporation (January 2, 2003) ("2003 Occidental"), the Staff excluded a proposal that is similar to the Proposal. The Staff, in excluding the proposals under Rule 14a-8(i)(2), asserted that "because Avaya's/Occidental's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Avaya's/Occidental's proxy materials being false or misleading under rule 14a-9."

Both Avaya and Occidental are organized under Delaware law. Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's directors are elected by a plurality of votes cast unless otherwise provided in the certificate of incorporation or by-laws of the corporation. Because neither Avaya nor Occidental had opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

As discussed above, Section 216 of the DGCL provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). Occidental did not opt out of the plurality vote in its Certificate of Incorporation. Moreover, Article III, Section 2 of the Company's By-laws, a copy of which is attached as Exhibit B, specifically provides that "Except as provided in Section 2 of this Article III, ***directors shall be elected by a plurality of the votes cast*** at Annual Meetings of Stockholders,..."(emphasis added). The exception in Section 3 refers to the right of holders of preferred stock to nominate and elect a specified number of directors in certain circumstances.

As explained in Avaya and 2003 Occidental, under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would nonetheless be elected so long as the votes for that nominee's election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any "legal effect".

In Release No. 34-16356 (November 21, 1979), the Commission adopted amendments to the rule that prescribes the form of the proxy card, Rule 14a-4. In that release, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors, and instead required that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality vote situation, a vote "against" a director has no effect. As noted in the Avaya and 2003 Occidental requests, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders."

The Proposal would require the Company to follow the very procedure that the Commission determined was misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because shareholders would be given the impression that "against" votes would have an effect on the outcome of the election. As the Commission found in Avaya, 2003 Occidental and AT&T Corp. (March 11, 2002), the proposed change to the proxy card would contravene Rule 14a-9. Accordingly, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rules 14a-8(2) and 14a-8(3).

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

In accordance with Rule 14a-8(j), a copy of this letter is being sent to Mr. Morse with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit C.

Also enclosed are six copies of this letter with exhibits and copies of the no-action letters referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2005. Accordingly, we would appreciate receiving your response no later than March 1, 2005, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,



Linda S. Peterson

Enclosures

cc: Mr. Robert Morse

EXHIBIT A

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Office of The Secretary
Occidental Petroleum Corp.
10889 Wilshire Blvd.
Los Angeles, CA 90024.

Dear Secretary:

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is undergoing daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse



CC: Donald de Brier

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Office of The Secretary
Occidental Petroleum Corp.
10889 Wilshire Blvd.
:Los Angeles, CA 90024 .

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse



These Rhymes are for stress relief:

TRUMP CARD

I mailed a compliment to Mr. T
Addressed to the TAJ, where he R
A copy of my rhyme is just for U
On a fifty chance, like hold'em or fold'e M
If it is dry wit, he can make a P
At any rate, I wanted him to C
That I need not be rated an A
For that, I might earn a sta R
And be awarded a rate of D

COMMA'S

Comas are really tiny claws,
They are intended to give you pause;
Time to get the meat of what I say,
And later digest it through the day.
If you don't care for these rhymes I do,
Just toss them aside, as I won't rue
The time I spent writing for you.

EXPRESS - O - HOTEL

On two separate visits
The coffee maker would not work,
Therefor, I do not
Consider it a perc !

ELIE FONT

Should you visit the city of Margate,
Meeting Miss Lucy becomes a fete;
Especially for youngsters who see a prize,
An elephant so huge, it boggles their eyes.
The live ones, in circus's are quite gentle,
While those in zoos or loose, could get temperamental.
Still, this awesome animal is a lovely picture,
And as wildlife, should remain a fixture.
My term "Elie Font" is "upgrade" literature.

These rhymes are for stress relief.
Not part of the presentation.

WISHING

Should you make a wish upon a star,
Might you not be setting your sight too far ?
Start your thinking within closer limits,
Perhaps a brighter thought will occur in minutes.

WHEN WE WERE NEW

We celebrated Christmas, Hanukkah, and such,
By eating good fruits that didn't change much.
Apples and oranges, nuts and stuff,
We just can't seem to eat enough.
Figs and dates, plum pudding, fruit cake;
Is it any wonder we were not kept awake ?
Things look a bit different to me today,
That human behavior seems to act this way:
A boy sees a goodie, a plum mistake,
And gets in a pudding, a fruitful mistake.
He sees a girl as an apple of the eye,
Goes bananas, and starts to apply
His efforts to capture her, he has the guts,
But by way of our thinking, me may be nuts !

COMCAST MEETING

I wish I had known where you would be at,
Then, perhaps nearby, I may have been sat.
This is a wishful thought, just a hunch,
We may have later chatted at lunch.
I realize you had two meetings that day,
And perhaps an alternate went out Texas way.
The two year penalty, I am able to endure,
It gives me time to compose and secure
A place on the ballot, thinking owners will find,
I am on their side, with money matters defined.

Robert Dennis Morse

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717


JERSEY NJ 080
PM
24 AUG
2004


USA

OFFICE OF THE SECRETARY
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

90024+4201 63



EXHIBIT B

[As Amended February 12, 2004]

BY-LAWS
OF
OCCIDENTAL PETROLEUM CORPORATION
(hereinafter called the "Corporation")

ARTICLE I

OFFICES

SECTION 1. *Registered Office.* The registered office of the Corporation shall be in the State of Delaware.

SECTION 2. *Other Offices.* The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II

MEETING OF STOCKHOLDERS

SECTION 1. *Place and Conduct of Meetings.* Meetings of the stockholders for the election of directors or for the transaction of only such other business as may properly be brought before the meeting in accordance with these By-laws shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof. The Chairman of such meetings shall have plenary power and authority with respect to all matters relating to the conduct thereof including, without limitation, the authority to limit the amount of time which may be taken by any stockholder or stockholders, the authority to appoint and be advised by a parliamentarian, and the authority to appoint and to instruct a sergeant or sergeants at arms.

SECTION 2. *Annual Meetings.* The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the purpose of electing directors and for the transaction of only such other business as may properly be brought before the meeting in accordance with these By-laws.

To be properly brought before the Annual Meeting, business must be either (a) specified in the notice of Annual Meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the Annual Meeting by a stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this *Section 2* and on the record date for the determination of stockholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this *Section 2.*

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice must be delivered to or mailed to and received at the principal executive offices of the Corporation, not less than seventy (70) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding Annual Meeting; *provided, however,* that in the event that the Annual Meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made, whichever first occurs. In no event shall the public announcement of an adjournment of an Annual Meeting commence a new time period for the giving of a stockholder's notice as described above.

To be in proper written form, a stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the Annual Meeting (i) a brief description of the business desired to be brought before the Annual Meeting, the reasons for conducting such business at the Annual Meeting and any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made, (ii) the name and record address of the stockholder proposing such business, (iii) the class, series and number of shares of the Corporation which are beneficially owned by the stockholder, (iv) a description of all arrangements or understandings between the stockholder and any other person or persons (including their names) in connection with such business, (v) whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to distribute proxy materials, and (vi) a representation that the stockholder intends to appear, in person or by another person authorized in accordance with the General Corporation Law of the State of Delaware to act as proxy for the stockholder, at the Annual Meeting to present such business.

Notwithstanding anything in the By-laws to the contrary, no business shall be conducted at the Annual Meeting except in accordance with the procedures set forth in this *Section 2; provided, however,* that nothing in this *Section 2* shall be deemed to preclude discussion by any stockholder of any business properly brought before the Annual Meeting.

The Chairman of an Annual Meeting shall, if the facts warrant, determine and declare to the Annual Meeting that business was not properly brought before the Annual Meeting in accordance with the provisions of this *Section 2*, and if he should so determine, he shall so declare to the Annual Meeting and any such business not properly brought before the Annual Meeting shall not be transacted.

Written notice of the Annual Meeting stating the place, date and hour of the Annual Meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

SECTION 3. *Special Meetings.* Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by the Board of Directors or the Chairman of the Board. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

SECTION 4. *Quorum.* Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

SECTION 5. *Voting.* Unless otherwise required by law, the Certificate of Incorporation or these By-laws, any question brought before any meeting of stockholders shall be decided by the affirmative vote of a majority of the shares present in person or by proxy at the meeting for the purposes of determining the presence of a quorum at such meeting. Unless otherwise provided in the Certificate of Incorporation, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. No vote at any meeting of stockholders need be by written ballot unless the Board of Directors, in its discretion, or the officer of the Corporation presiding at the meeting, in his discretion, specifically directs the use of a written ballot.

SECTION 6. *List of Stockholders Entitled to Vote.* The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

SECTION 7. *Stock Ledger.* The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by *Section* 6 of this *Article II* or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

SECTION 8. *Voting Procedures and Inspectors of Election.* The corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

The inspectors shall (i) ascertain the number of shares outstanding and the voting power of each, (ii) determine the shares represented at a meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting.

ARTICLE III

DIRECTORS

SECTION 1. *Number and Election of Directors.* Subject to the rights, if any, of holders of preferred stock issued by the Corporation to elect directors of the Corporation, the Board of Directors shall consist of one or more directors, the number of which shall be eleven (11) until changed by resolution duly adopted by the Board of Directors from time to time. Except as provided in *Section* 2 of this Article *III*, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders, and each director so elected shall hold office until his successor is duly elected and qualified, or until his earlier death, disqualification, resignation or removal. No person shall be eligible for election as a director of the Corporation who shall have reached the age of seventy-five (75) at the date of such election, unless such requirement shall have been unanimously waived by the members of the Nominating and Corporate Governance Committee and such Committee's action shall have been ratified and approved by a majority of the disinterested directors on the Board of Directors. Any director may resign at any time effective upon giving written notice to the Corporation, unless the notice specifies a later time for such resignation to become effective. If the resignation of a director is effective at a future time, the Board of Directors may elect a successor prior to such effective time to take office when such resignation becomes effective. Directors need not be stockholders.

SECTION 2. *Nominations of Directors.* Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors, except as may be otherwise provided in the Certificate of Incorporation of the Corporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors of the Corporation may be made at any Annual Meeting (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this *Section 2* and on the record date for the determination of stockholders entitled to vote at the Annual Meeting and (ii) who complies with the notice procedures set forth in this *Section 2*.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation between September 1 and November 30 of the year preceding the Annual Meeting.To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (b) as to the stockholder giving the notice, (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Corporation which are beneficially owned by the stockholder, (iii) a description of all arrangements or understandings between the stockholder or the beneficial owner, if any, on whose behalf the nomination is made and each proposed nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by such stockholder, (iv) whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to distribute proxy materials, (v) a representation that the stockholder intends to appear, in person or by another person authorized in accordance with the General Corporation Law of the State of Delaware to act as proxy for the stockholder, at the Annual Meeting to nominate the persons named in the stockholder's notice, and (vi) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the Rules and Regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this *Section 2*. If the Chairman of the Annual Meeting determines that a nomination was not made in accordance with the foregoing procedure, the Chairman shall declare to the meeting that the nomination was defective and the defective nomination shall be disregarded.

SECTION 3. *Vacancies.* Any newly created directorship resulting from an increase in the number of directors or any other vacancy on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill a newly created directorship resulting from an increase in the number of directors or any other vacancy shall hold office for a term that shall expire at the next Annual Meeting of Stockholders.

SECTION 4. *Duties and Powers.* The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-laws directed or required to be exercised or done by the stockholders.

SECTION 5. *Meetings.* The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any three directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight hours before the date of the meeting, by telephone, telegram or telecopy on twenty-four hours notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

SECTION 6. *Quorum.* Except as may be otherwise specifically provided by law, at all meetings of the Board of Directors or of any committee thereof, a majority of the members of the entire Board of Directors or of the said committee shall constitute a quorum for the transaction of business; and the act of a majority of the directors or members of the committee present at any meeting at which there is a quorum shall be the act of the Board of Directors or of the said committee, as the case may be. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors or members of the committee if any action taken is approved by at least a majority of the required quorum for that meeting. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, the directors or members of the committee present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 7. *Actions of Board.* Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

SECTION 8. *Meetings by Means of Conference Telephone.* Members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this *Section* 8 shall constitute presence in person at such meeting.

SECTION 9. *Committees.* The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Meetings of any committee may be called by the Chairman of such committee, if there be one, or by any two members thereof other than such Chairman. Notice thereof stating the place, date and hour of the meeting shall be given to each member by mail not less than forty-eight hours before the date of the meeting; by telephone, telegram or telecopy on twenty-four hours notice; or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Each committee shall keep regular minutes and report to the Board of Directors when required.

SECTION 10. *Compensation.* The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and/or a stated annual fee as a director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

SECTION 11. *Interested Directors.* No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

SECTION 1. *General.* The officers of this Corporation shall be chosen by the Board of Directors and shall be a Chairman of the Board, who shall be the Chief Executive Officer, any number of Vice Chairmen, a President, a Senior Operating Officer, any number of Executive Vice Presidents, one or more of whom may be designated Senior Executive Vice President, any number of Vice Presidents with such rank as the Board of Directors may designate, a Secretary, any number of Assistant Secretaries, a Treasurer, and any number of Assistant Treasurers. One of such Executive Vice Presidents or Vice Presidents shall be designated Chief Financial Officer and shall have responsibility, subject to the direction of the Board of Directors, the Chairman of the Board and the President, for the management of the Corporation's financial affairs. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

SECTION 2. *Election.* The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in an office of the Corporation shall be filled by the Board of Directors.

SECTION 3. *Remuneration.* The Board of Directors shall have the power to fix and determine the salaries and other remuneration, and the terms and conditions thereof, of all executive officers of the Corporation.

SECTION 4. *Chairman of the Board of Directors.* The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors and the Executive Committee, if any, shall have general and active management of the business and affairs of the Corporation, shall have plenary power to issue orders and instructions to all officers and employees of the Corporation, and shall see that all orders and resolutions of the Board of Directors and the Executive Committee, if any, are carried into effect. He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the power to enter into and sign all contracts, certificates and other instruments of the Corporation, and shall have the power to delegate any portion of his authority under these By-laws to any other officer of the Corporation. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-laws or by the Board of Directors.

SECTION 5. *Vice Chairmen of the Board of Directors.* The Vice Chairman of the Board of Directors or Vice Chairmen of the Board of Directors, if there is more than one (in the order designated by the Board of Directors), shall perform such duties and may exercise such powers as from time to time may be assigned to him by the Board of Directors or the Chairman of the Board of Directors.

SECTION 6. *President.* The President shall perform such duties and have such powers as the Board of Directors or the Chairman of the Board may from time to time prescribe. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-laws, by the Board of Directors or by the Chairman of the Board of Directors.

SECTION 7. *Senior Operating Officer.* The Senior Operating Officer shall perform such duties and have such powers as are prescribed for Executive Vice Presidents and Vice Presidents under these By-laws and under any resolution of the Board of Directors and shall perform such additional duties and have such additional powers as the Board of Directors or the Chairman of the Board of Directors may from time to time prescribe. The Senior Operating Officer shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-laws, by the Board of Directors, or by the Chairman of the Board of Directors.

SECTION 8. *Executive Vice Presidents and Vice Presidents.* At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Executive Vice Presidents and Vice Presidents (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors or the Chairman of the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

SECTION 9. *Secretary.* The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chairman of the Board of Directors, under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be any, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of

Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

SECTION 10. *Treasurer.* Subject to the direction of the Chief Financial Officer, the Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

SECTION 11. *Assistant Secretaries.* Except as may be otherwise provided in these By-laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman of the Board of Directors, the President, any Vice President, if there be any, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

SECTION 12. *Assistant Treasurers.* Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman of the Board of Directors, the President, any Vice President, if there be any, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

SECTION 13. *Other Officers.* Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

SECTION 14. *Officers of Divisions.* The officers of divisions of the Corporation shall perform such duties and may exercise such powers as the Chairman of the Board may from time to time prescribe.

ARTICLE V

STOCK

SECTION 1. *Uncertificated Shares.* Effective April 25, 2003, the shares of Common Stock of the Corporation shall be uncertificated. Notwithstanding that the shares of Common Stock of the corporation shall be uncertificated, every holder of stock of any class or series in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation (i) by the Chairman or Vice Chairman of the Board of Directors, or the President, an Executive Vice President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form.

SECTION 2. *Signatures.* Where a certificate is countersigned by (i) a transfer agent other than the Corporation or its employee, or (ii) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 3. *Lost, Stolen or Destroyed Certificates.* The Board of Directors may direct a new certificate to be issued in accordance with Section 1 of this Article V in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 4. *Transfers.* Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-laws. Transfers of stock shall be made on the books of the Corporation (i) in the case of uncertificated shares, only by the person named in the stock register of the Corporation, by an attorney lawfully constituted in writing by such person or by any other representative of such person acceptable to the Corporation, and (ii) in the case of shares registered in certificate form, only by the person named in the certificate, by an attorney lawfully constituted in writing by such person or by any other representative of such person acceptable to the Corporation and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued in accordance with Section 1 of this Article V.

SECTION 5. *Record Date.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 6. *Beneficial Owners.* The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VI

NOTICES

SECTION 1. *Notices.* Whenever written notice is required by law, the Certificate of Incorporation or these By-laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telex or cable or by facsimile or other electronic transmission. Notice given by any such means shall be deemed to have been given at the time delivered, sent or transmitted.

SECTION 2. *Waivers of Notice.* Whenever any notice is required by law, the Certificate of Incorporation or these By-laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE VII

GENERAL PROVISIONS

SECTION 1. *Dividends.* Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

SECTION 2. *Disbursements.* All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 3. *Fiscal Year.* The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

SECTION 4. *Corporate Seal.* The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

SECTION 5. *Stock Held by Corporation.* Powers of attorney, proxies, waivers of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name and on behalf of the Corporation by the Chairman of the Board, or such other officer or officers as the Board of Directors or the Chairman of the Board may designate, and any such officer shall have full power and authority on behalf of the Corporation, in person or by proxy, to attend, and to act and vote at, any meeting of stockholders of any corporation in which the Corporation may hold securities, and at any such meeting shall possess, and may exercise, any and all of the rights and powers incident to the ownership of such securities.

ARTICLE VIII

INDEMNIFICATION

SECTION 1. *Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.* Subject to *Section 3* of this *Article VIII,* the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 2. *Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.* Subject to *Section 3* of this *Article VIII,* the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 3. *Authorization of Indemnification.* Any indemnification under this *Article VIII* (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in *Section 1* or *Section 2* of this *Article VIII,* as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in *Section 1* or *Section 2* of this *Article VIII,* or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

SECTION 4. *Good Faith Defined.* For purposes of any determination under *Section 3* of this *Article VIII,* a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information, opinions, reports or statements supplied to him by the officers or employees of the Corporation or another enterprise in the course of their duties, or by a committee of the Board of Directors of the Corporation, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports or statements made to the Corporation or another enterprise by an independent certified public accountant, by an appraiser or by another person selected with reasonable care by or on behalf of the Corporation or another enterprise as to matters such person reasonably believes are within such certified public accountant's, appraiser's, or other person's professional or expert competence. The term "another enterprise" as used in this *Section 4* shall mean any other corporation or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this *Section 4* shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in *Sections 1* or *2* of this *Article VIII*, as the case may be.

SECTION 5. *Indemnification by a Court.* Notwithstanding any contrary determination in the specific case under *Section 3* of this *Article VIII*, and notwithstanding the absence of any determination thereunder, any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under *Sections 1* and *2* of this *Article VIII*. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in *Sections 1* or *2* of this *Article VIII*, as the case may be. Notice of any application for indemnification pursuant to this *Section 5* shall be given to the Corporation promptly upon the filing of such application.

SECTION 6. *Expenses Payable in Advance.* Expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this *Article VIII*.

SECTION 7. *Non-exclusivity and Survival of Indemnification.* The indemnification and advancement of expenses provided by this *Article VIII* shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in *Sections 1* and *2* of this *Article VIII* shall be made to the fullest extent permitted by law. The provisions of this *Article VIII* shall not be deemed to preclude the indemnification of any person who is not specified in *Sections 1* or *2* of this *Article VIII* but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise. The indemnification and advancement of expenses provided by this *Article VIII* shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

SECTION 8. *Insurance.* The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this *Article VIII*.

SECTION 9. *Meaning of "Corporation" for Purposes of Article VIII.* For purposes of this *Article VIII*, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this *Article VIII* with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

OPCB0204.DOC

EXHIBIT C



10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2004

VIA FEDERAL EXPRESS

Mr. Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Dear Mr. Morse:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2005 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

On Mr. Morse's Submittal

Each proposal from Robert Morse
Includes a poem or three.
While the former we won't endorse,
We look forward to his poetry.

His proposal for this proxy season
He submitted to us before.
We intend to omit it for good reason
If the Staff agrees once more.

2004 SEC No-Act. LEXIS 827

Securities Exchange Act of 1934 -- Rule 14a8-(i)(2), 14a-9

November 4, 2004

[*1] Avaya Inc.

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2004

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Avaya Inc.
Incoming letter dated October 14, 2004

The proposals request that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Avaya may exclude the proposals under rule 14a-8(i)(2). In this regard, because Avaya's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposals would result in Avaya's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Avaya omits the proposals from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Avaya relies.

Sincerely,

Heather L. Maples
Special Counsel

INQUIRY-1: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 25, 2004

Securities & Exchange Commission
Division of Corporate [*2] Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: FedEx Letter from Avaya Corporation
Dated October 14, 2004
Received and read October 23, 2004

Ladies and Gentlemen:

In response to the 9 page letter signed by Eric Sherbet, I make the following statements:

Avaya, Inc. questioned my Proposal of August 29, 2004, therefore, I sent a revised version, which Avaya noted as received September 20, 2004. The copy of original was enclosed as a courtesy to eliminate looking it up. That should end all references to same, but continues throughout the presentation to eliminate the Revised Proposal. Had they not faulted by possibly intentional failure to interpret the first, they would not be able to claim "lateness" in receiving the second. Also, the delay from first received on September 1, 2004 to one in reply dated September 14, 2004 and received by me and responded to on September 16, 2004 is a two week period from the first, and should be well within the time limit set to receive one.

PAGE 2: The statement: "it is intended to apply to voting on matters other than the election of directors, the Original Proposal has been substantially implemented" --another [*3] reference to the Original--is false and misleading, as no "Against" [the vote for Directors] has appeared on their ballot voting cards as recommended, nor claim that it will be for 2005.

The claim of "timeliness" was refuted properly in first paragraph.

PAGE 3: The claim here is that the Proposal "is intended to apply to the election of directors", and immediately on PAGE 4, line 5 "to the extent it relates to voting on matters other than election of directors". The entire Proposal is based on the wrongfulness of denying "The Right of Dissent" and applies both ways. The Proposal is only concerned with Shareowners rights, not the "subjects" as claimed.

SUMMARY: The rest of the constantly repetitive wording is ridiculous, and imposes unnecessary waste of time reading by the Commission, and should be bypassed. The information could be contained within 3 pages. The National Paperwork Reduction Act is not being implemented.

Sincerely,

Robert D. Morse

INQUIRY-2: AVAYA

October 14, 2004

Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Avaya Inc. - [*4] Shareholder Proposals of Robert D. Morse

Ladies and Gentlemen:

This letter requests that the staff of the Division of Corporation Finance (the "Staff") advise Avaya Inc. ("Avaya" or "Company") that it will not recommend any enforcement action to the Securities and Exchange Commission ("Commission" or "SEC") if the Company omits from its proxy statement to be filed for the upcoming 2005 annual shareholders' meeting, for the reasons outlined below, the shareholder proposals received by Avaya from Robert D. Morse ("Proponent"). In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), we have enclosed six (6) paper copies of our no-action request and its exhibits, including both of Mr. Morse's proposals. As required by Rule 14a-8(j)(1), a copy of this letter is also being sent to Mr. Morse.

Summary

On September 1, 2004, Avaya received a letter from the Proponent, dated August 29, 2004, together with a proposal related to Avaya's proxy card ("Original Proposal"). *See* Exhibit A. As more fully described below, the Original Proposal is unclear as to whether it applies to all matters to be voted on at Avaya's [*5] annual meeting or solely to the election of directors. Avaya sent a letter to the Proponent ("Avaya's Response Letter"), dated September 14, 2004, advising the Proponent that Avaya is planning to exclude the Original Proposal from its proxy materials in connection with its 2005 annual meeting of shareholders. *See* Exhibit B. On September 20, 2004, Avaya received a letter of response from the Proponent, dated September 16, 2004, together with a revised proposal ("Revised Proposal" and together with the Original Proposal, the "Proposals"). *See* Exhibit C.

As more fully described in this letter, Avaya believes both the Original Proposal and the Revised Proposal may be excluded from its 2005 proxy statement for the following reasons:

. The Revised Proposal was received after the deadline set forth in Rule 14a-8(e);

. To the extent it is intended to apply to voting on matters other than the election of directors, the Original Proposal has been substantially implemented and is therefore, excludable under Rule 14a-8(i)(10);

. Even if the Staff determines that the Revised Proposal may not be excluded under Rule 14a-8(e), both the Original and Revised Proposals [*6] may be excluded from Avaya's 2005 proxy materials for the following reasons:

. to the extent the Original Proposal is intended to apply to voting on the election of directors, both Proposals are excludable because they
. relate to the election of directors and are therefore excludable under Rule 14a-8(i)(8);
. are rendered moot and are therefore excludable under Rule 14a-8(i)(10); and/or
. would require Avaya to include misleading statements in its proxy materials in violation of Rules 14a-8(2) and (3);

. both the Original Proposal, in its entirety, and the Revised Proposal are incapable of being implemented because they require a change to the voting cards for the very meeting at which they would be presented for a vote;

This letter respectfully requests that the Staff advise the Company that it will not recommend enforcement action to the Commission if Avaya excludes both the Original Proposal and the Revised Proposal from its 2005 proxy materials for one or more of the reasons set forth above and as more fully described in this letter. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the [*7] undersigned as counsel for the Company.

Detailed Analysis of Bases for Exclusion

1. Analysis Supporting Exclusion of the Revised Proposal under Rule 14a-8(e):

Rule 14a-8(f) allows companies to exclude proposals that fail to satisfy one or more of the procedural requirements set forth in Rule 14a-8. Among these procedural requirements is Rule 14a-8(e), which requires a shareholder to submit a proposal not less than 120 days before the date of the proxy statement for the prior year's annual meeting. In Staff Legal Bulletin No. 14, the Staff stated that a company may, but is not required to accept revisions to a previously submitted proposal. In addition, the Staff indicated that a revised proposal could be subject to exclusion under Rule 14a-8(e).

On September 20, 2004, Avaya received a response from the Proponent that included a letter and his Revised Proposal. *See* Exhibit C. As the Company received the Revised Proposal after the September 15, 2004 deadline applicable to shareholder proposals under Rule 14a-8(e), as disclosed in Avaya's most recent proxy statement, Avaya is not obligated to accept the Revised Proposal. We would note for the Staff's information that [*8] in 2001 the Proponent submitted a proposal to Avaya for inclusion in its 2002 proxy materials that is nearly identical to the Revised Proposal and has submitted a nearly identical proposal to several companies over the past few years. n1 Accordingly, Avaya believes that the Proponent has had significant opportunity to carefully consider the precise of language of the proposal and therefore, an opportunity to submit revisions after the deadline is not warranted.

n1 We would also note that the Proponent's 2001 proposal was included in Avaya's 2002 proxy materials, but the Proponent failed to appear or send a representative to appear on his behalf at Avaya's 2002 annual meeting to present such proposal.

This letter respectfully requests that the Staff advise the Company that it will not recommend enforcement action to the Commission if we exclude the Revised Proposal from our 2005 proxy statement for the reasons outlined above.

II. Analysis Supporting Exclusion of the Original Proposal Based on Rule 14a-8(i)(10)

Rule 14a-8(i)(10) allows companies to exclude shareholder proposals if, "the company has already substantially implemented the proposal." In the Proponent's Original [*9] Proposal it requests that, "Management and Directors return the word Against' to all voting cards for the Year 2005 meeting." The Proponent does not specify whether the Original Proposal applies to all matters which may be brought before the annual meeting for a vote or whether it is intended to apply only to the election of directors. To the extent the Original Proposal applies to matters other than the election of directors, the Original Proposal may be excluded under Rule 14a-8(i)(10) as it has been substantially implemented. In each of its proxy cards since its first shareholder meeting in 2002, the Company has included an "Against" voting option for all matters other than the election of directors. As such, pursuant to Rule 14a-8(i)(10), Avaya requests the Staff's concurrence that the Company may exclude the Original Proposal, to the extent that it applies to matters other than the election of directors, from its proxy materials.

To the extent the Original Proposal is intended to apply to the election of directors, Avaya believes it may exclude the Original Proposal from its 2005 proxy materials for the reasons set forth below.

III. Analysis Supporting Exclusion of both [*10] the Original Proposal and the Revised Proposal

Even if the Staff determines that the Revised Proposal may not be excluded from Avaya's 2005 proxy materials under Rule 14a-8(e), Avaya believes that the Revised Proposal may be excluded from its 2005 Proxy Materials for the reasons set forth in this Section III. In addition, Avaya believes the Original Proposal may be excluded from its 2005 proxy materials (i) to the extent it relates to voting on matters other than election of directors, for the reason set forth in Section II above; and (ii) to the extent it relates to voting on the election of directors, for the reasons set forth in Sections III.A, III.B and III.C below. Alternatively, Avaya believes the Original Proposal in its entirety may be excluded from its 2005 proxy materials for the reasons set forth in Section III.D below.

A. <u>Analysis Supporting Exclusion of the Proposals under Rule 14a-8(i)(8):</u>

Rule 14a-8(i)(8) permits companies to omit a shareholder proposal if the proposal relates to an election for membership to the company's board of directors. The Original Proposal states: "by voting out company nominated directors, your say has an effect on rejecting Directors [*11] who defy your wishes to reduce Management's outlandish remuneration." Similarly, the Revised Proposal states: "voting out company nominated directors by the shareowners, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration, which has direct effect on retaining assets not actually earned by their position."

The fourth paragraph of both supporting statements of the Proposals implicitly recommends that shareholders vote against the election of the Company's director nominees. The Staff has previously made clear that Rule 14a-8 permits the exclusion not just of shareholder proposals that on their face relate to an election of directors, but also of shareholder proposals where the supporting statements make recommendations regarding an election of directors. In Phillips-Van Heusen Corp. (avail. April 6, 1999), involving a proposal by Mr. Morse, a paragraph in the supporting statement included a recommendation by Mr. Morse that shareholders vote against the company's nominees for director. The Staff determined that the company could omit the proposal in its entirety unless the proponent deleted this reference. Avaya would further [*12] argue that the inclusion of these statements, together with a proposal that, as described below, has been shown in numerous instances to have no legal effect under Delaware law, effectively renders the Proposals nothing more than a statement against the incumbent board and therefore, related to the election of directors and excludable under Rule 14a-8(i)(8).

For the reasons described above, the Company believes that it may omit the Proposals pursuant to Rule 14a-8(i)(8). The Company respectfully requests the Staff's concurrence that Avaya may omit the Proposals pursuant to Rule 14a-8(i)(8).

B. <u>Analysis Supporting Exclusion of the Proposals Based on Rule 14a-8(i)(10):</u>

Both the Original Proposal, to the extent it is intended to relate to the election of directors, and the Revised Proposal, are moot because Avaya's current proxy card and a proxy card revised as proposed by the Proposals would produce the identical result in determining which director nominee is elected to Avaya's board. As more fully discussed below, an "Against" vote has no legal effect in an election of directors governed by a plurality voting system and therefore, the same result would occur in an election of [*13] directors whether or not the Proposals were implemented. Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release 34-20091 (August 16, 1983).

For the reasons described above, the Company believes that it may omit the Proposals pursuant to Rule 14a-8(i)(10). The Company respectfully requests the Staff's concurrence that Avaya may omit the Proposals pursuant to Rule 14a-8(i)(10).

C. Analysis Supporting Exclusion of the Proposals under Rule 14a-8(i)(2) and Rule 14a-8(i)(3):

Revising the form of proxy for elections of directors as suggested by the Proposals would cause Avaya to violate Rule 14a-9 of the proxy rules, accordingly the Company may properly omit the Proposals pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

The Original Proposal states, "that Management and Directors return the word Against' to all voting cards for [*14] the Year 2005 meeting." The Revised Proposal states, "that Management and Directors return the word Against' to all voting cards, in the vote for Directors for the Year 2005 meeting." Rule 14a-8(i)(2) permits the omission of a shareholder proposal if implementing the proposal would cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Avaya believes that revising the form of proxy for elections of directors as implied by the Proposals would require the Company to violate these rules, and as such Avaya may properly omit the Proposals under Rules 14a-8(i)(2) and 14a-8(i)(3).

Implementing the Proposals would require Avaya to permit shareholders to mark their proxies as votes "Against" director nominees. Section 216 of the Delaware General Corporation Law, as amended ("DGCL"), states that, unless provided otherwise in a particular corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present [*15] in person or represented by proxy at the meeting and entitled to vote on the election of directors." Neither Avaya's certificate of incorporation nor the Company's by-laws opts out of or otherwise deviates from Delaware's statutory rule of plurality voting. *See* Exhibit D & Exhibit E.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "Against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for the nominee's election, that nominee would nonetheless be elected so long as the votes for the director's election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any legal effect. Avaya therefore believes that because applicable state law would give no effect to a vote "Against" a nominee, to include this choice on the form of proxy would be misleading in violation of Rule 14a-9 as it would cause shareholders to believe that an "Against" vote would have legal effect.

When the Commission adopted the amendments to Rule 14a-4 in [*16] 1979 the Commission itself reached the same conclusion, stating that, "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term withhold authority' has been substituted in the rule."

Precedents for exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(3):

In 2002 and 2003, the Staff granted no-action relief under Rule 14a-8(i)(2) to several companies with respect to shareholder proposals significantly similar, if not nearly identical, to the Proposals received by Avaya. Many of these proposals were submitted by the Proponent. The Staff found that implementing such proposals would result in the companies' proxy materials being false or misleading under Rule 14a-9 where the companies' governing instruments do not opt out of the plurality voting that is otherwise specified under the law of the company's state of incorporation. A number of these no-action letters were issued permitting Delaware corporations that are subject to plurality voting to omit such a proposal under Rule [*17] 14a-8(i)(2). See, *General Motors Corporation* (avail. April 2, 2003); *Mattel,*

Inc. (avail. February 21, 2003); *AT&T Wireless Services, Inc.* (avail. January 24, 2003); *Citigroup Inc.* (avail. January 2, 2003); *Lucent Technologies Inc.* (avail. November 18, 2002); *Visteon Corporation* (avail. February 20, 2002); *Coca-Cola Company* (avail. February 6, 2002). As with the above precedents, Avaya requests that the Staff agree to take no action if the Company excludes the Proposals under Rule 14a-8(i)(2) because (i) the Company is a Delaware corporation, (ii) Delaware corporate law provides that directors shall be elected by plurality vote unless a company's certificate of incorporation or bylaws provide otherwise, (iii) the Company has not adopted any provision in its certificate of incorporation or bylaws to opt out of plurality voting for directors, and (iv) under the laws of Delaware in an election of directors where directors are elected by plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director. Accordingly, providing for votes against directors in the Company's proxy would be [*18] misleading in violation of Rule 14a-9 of the proxy rules. As such Avaya believes that we may omit the Proposals under Rule 14a-8(i)(2) because the revisions requested by the Proposals would be false and misleading in violation of Rule 14a-9.

More specifically, in February of 2002, the staff considered proposals submitted by the Proponent to Visteon Corporation and the Coca-Cola Company in which the proposals read: "Remove the word Except' and re-apply the word Against' in the Vote For Directors column." In January of 2003, the staff considered a proposal submitted by the Proponent to Mattel, Inc. in which the proposal again stated: "Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word EXCEPT' and re-apply the word AGAINST' in the Vote For Directors column."

Each of Visteon, Coca-Cola and Mattel argued, that the implementation of this first sentence would violate the proxy rules and that Mr. Morse's proposal was therefore excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3). The arguments successfully utilized by Visteon, Coca-Cola, and Mattel, also Delaware corporations, were similar to the argument [*19] set forth above, namely, that their respective charters did not deviate from Delaware's statutory default rule of plurality voting, and therefore that implementation of the proposals would violate Rule 14a-4 and 14a-9.

In all three instances, Visteon, Coca-Cola, and Mattel, the Staff concurred that the registrants could exclude the entire proposal pursuant to Rule 14a-8(i)(2), stating: "There appears to be some basis for your view that [Visteon/Coca-Cola/Mattel] may exclude the proposal under rule 14a-8(i)(2). In this regard, because [Visteon's/Coca-Cola's/Mattel's] governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in [Visteon's/Coca-Cola's/Mattel's] proxy materials being false or misleading under rule 14a-9."

The Proposals submitted to Avaya seek a nearly identical change to the Company's proxy card and therefore the implementation of either of the Proposals would require Avaya to follow a procedure that the Commission has rejected as misleading to shareholders. Avaya would be required to format its proxy card in a manner inconsistent with Rule 14a-4(b)(2) and its [*20] proxy card would be misleading, in violation of Rule 14a-8(i)(3) because it would give stockholders the misimpression that "Against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in Visteon, Coca-Cola and Mattel. As such Avaya's position that the Proposals are misleading and may be omitted under Rules 14a-8(i)(2) and 14a-8(i)(3) is a valid basis to exclude the Proposals from the Company's proxy materials. Accordingly, Avaya respectfully requests that the Staff concur with the Company's position that we many exclude the Proposals under Rules 14a-8(i)(2) and 14a-8(i)(3).

D. Analysis Supporting Exclusion of the Proposals under the general rules of Rule 14a-8 and more specifically Rule 14a-8(i)(6):

Both the Original Proposal and the Revised Proposal ask that Avaya's shareholders approve, at the 2005 annual meeting changes to the Company's proxy cards "for the Year 2005 meeting." Avaya would be incapable of implementing such a change as proposed. The Proposals call for a vote of shareholders at the 2005 meeting to change the voting cards for the 2005 meeting. If either Proposal were to obtain the requisite [*21] shareholder approval at the 2005 annual meeting, Avaya would lack the power to implement the proposal 2005 annual meeting will have been held and completed.

Avaya believes that under the general principles of Rule 14a-8, the Proposals should be excluded on the grounds that they are incapable of being implemented as drafted by the Proponent. More specifically, Avaya believes both Proposals are excludable under Rule 14a-8(i)(6) as Avaya would lack the power to implement either Proposal if passed. Accordingly, the Company believes that it can exclude the Proposals under the general principles of Rule 14a-8 and Rule 14a-8(i)(6) and respectfully requests that the Staff concur with the Company's view.

Conclusion

For the reasons set forth above, Avaya believes that it may omit both the Original Proposal and the Revised Proposal from the Company's 2005 proxy materials. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff [*22] prior to the issuance of a negative response. Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (908) 953-4961 or, in my absence, my colleague Frank Mahr at (908) 953-3918.

Sincerely,

Eric Sherbet
Corporate Counsel

APPENDIX

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-1717

Ph: 856 235 1711

August 30, 2004

Office of The Secretary
Avaya Communications
211 Mount Airy Road
Basking Ridge, NJ 07920

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"-- Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are [*23] listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $ 28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse

2003 SEC No-Act. LEXIS 12

Securities Exchange Act of 1934 -- Rule 14a-8(i)(2), 14a-9

January 2, 2003

[*1] Occidental Petroleum Corporation

TOTAL NUMBER OF LETTERS: 3

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 2, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 17, 2002

The proposal requests that the board make particular revisions to its proxy materials.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(2). In this regard, because Occidental's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Occidental's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Grace K. Lee
Special Counsel

INQUIRY-1: Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711

December 23, 2002

Grace K. Lee, Attny. Advisor
Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, [*2] DC 20549

Re: For Occidental Petroleum Corp. letter of December 19, 2002 to the SEC. A 49 page filing. Copy received December 20, 2002

Dear Ms. Lee:

I have received yet another objection to printing my Proposal, in that the Company claims that State Plurality Law would be violated, and that is followed by stating that my Proposal would also violate SEC regulations, or Laws as "false and misleading" It is just more misleading to a shareowner who thinks they are able to offer an objection by "withholding" as to certain nominees, when in fact all candidates win as there can be no "Against" voting.

Included in the packet are copies permitting my proposal to both Merck, Inc. and AT&T, both revoked on appeal. No proof submitted that my claim of plurality voting is invalid, in that a "Right to Dissent" is denied.

Also, there is a copy of my mailing envelope, and two copies showing my OXY holdings, all unnecessary, and a 15 page submission of prior correspondence regarding other company's decisions, not a "proof-positive" that my claim is invalid. Topping this is an un-necessary 13 page copy of Occidental's By-laws and duplicate first page which overwhelms the SEC with paperwork Note [*3] 1995 "National Paperwork Reduction Act".

There is no submission of proof that a shareowner's "Right of Dissent" has not been denied in any objections, but some note that: "the commission considered and rejected a proposal similar to mine". This was accomplished under pressure from legal input, or lobbyists representing corporate interests. What is wrong with the right to represent oneself as being opposed to the nominees presented by management? As I stated many times, the Laws/Rules are unconstitutional and/or contrary to the Bill of Rights as discriminatory in that respect. It is up to the Commission to stand fast to this standard, and allow a legitimate objection to the system in effect now.

I would expect a re-admission of my right to have the Proposal printed in all cases presented to the Commission, including the "non attendance" Rule, as being discriminatory.

Sincerely,

Robert D. Morse

INQUIRY-2: OXY
OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 17, 2002

VIA FEDERAL EXPRESS [*4]

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

Re: Occidental Petroleum Corporation

Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from Mr. Robert Morse, is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2003 Annual Meeting of Stockholders. The Proposal requests that the proxy voting card be revised to delete the word "except" ("withhold" in Occidental's case) in connection with the vote on directors and insert the word "against" in its place.

Occidental believes the proposal may be omitted under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because it contains false and misleading statements. Rule 14a-8(i)(2) permits the omission of a shareholder proposal if such proposal's implementation would cause the company to violate any federal law to which it is subject. Rule 14a-8(i)(3) [*5] permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation shall be made by means of any proxy statement, form of proxy, ... containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading ..."

In two recent no-action letters, Lucent Technologies Inc. (November 18, 2002) ("Lucent") and The Coca-Cola Co. (February 6, 2002) ("Coca Cola") (copies of which are attached hereto as Exhibits B and C, respectively), the Staff excluded a proposal under Rule 14a-8(i)(2) that was substantially identical to the Proposal. The Staff in each case, in excluding the proposal under Rule 14a-8(i)(2), asserted that "because Lucent's/Coca-Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in Lucent's/Coca Cola's [*6] proxy materials being false or misleading under rule 14a-9."

Both Lucent and Coca Cola are organized under Delaware law. Section 216 of the Delaware General Corporation Law (the "DGCL") provides that a corporation's directors are elected by a plurality of votes cast unless otherwise provided in the certificate of incorporation or by-laws of the corporation. Because neither Lucent nor Coca Cola had opted out of this plurality voting requirement, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

The Company's position is identical to that of Lucent and Coca Cola. Occidental, like both of those companies, is a Delaware corporation. As discussed above, Section 216 of the DGCL provides that in the absence of any specification in a corporation's certificate of incorporation or bylaws, "directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C.§ 216(3). Occidental did not opt out of the plurality vote in its Certificate of Incorporation. Moreover, Article III, Section 2 of the Company's [*7] By-laws, a copy of which is attached as Exhibit D, specifically provides that "Except as provided in Section 2 of this Article III, **directors shall be elected by a plurality of the votes cast** at Annual Meetings of Stockholders, ..."(emphasis added). The exception in Section 3 refers to the right of holders of preferred stock to nominate and elect a specified number of directors in certain circumstances.

As explained in Lucent and Coca Cola, under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his election, that nominee would nonetheless be elected so long as the votes for that nominee's election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any "legal effect".

In Release No. 34-16356 (November 21, 1979), the Commission adopted amendments to the rule that prescribes the form of the proxy card, Rule 14a-4. In that release, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that [*8] proxy cards provide a space for shareholders to vote "against nominees for directors, and instead required that proxy cards provide a space for shareholders to withhold voting authority for directors because, in a plurality vote situation, a vote "against" a director has no effect. As noted in the Lucent and Coca-Cola requests, to provide shareholders a proxy card that indicates the shareholder may vote "against" a director could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated "with respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an "against" vote may have questionable legal effect and therefore could be confusing and misleading to shareholders."

The Proposal would require the Company to follow the very procedure that the Commission determined was misleading to shareholders. The Company would be required to format its proxy card in a manner inconsistent with Rule 14a-4, and its proxy card would be misleading because shareholders would be given the impression that "against" [*9] votes would have an effect on the outcome of the election. As the Commission found in Lucent, Coca-Cola and AT&T Corp. (March 11, 2002), the proposed change to the proxy card would contravene Rule 14a-9. Accordingly, the Company believes that the Proposal may be excluded from the Proxy Materials pursuant to Rules 14a-8(2) and 14a-8(3).

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as counsel for the Company.

In accordance with Rule 14a-8(d), a copy of this letter is being sent to Mr. Morse with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit E.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to deliver its proxy materials to the mailing house on or about March 10, 2002, in order that mailing may commence by March 13, 2002. Accordingly, we would appreciate receiving your response no later than Friday, February 28, 2002. [*10] If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

ATTACHMENT

Robert D. Morse
212 Highland Avenue
Moorestown NJ 08057-2717

Ph: 856 235 1711

Office of the Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles CA 90024

August 25, 2002

Dear Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $ 2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of [*11] Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent farther solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

Thank you,

Robert D. Morse

EXHIBIT A

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 23, 2002

Office of the Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Ph: 856 235 1711

Dear Secretary:

I wish to enter a proposal for the Year [*12] 2003 Proxy Material

I have over $ 2000.00 stock equity, and have held same over one year. Also, I plan to be personally or represented at the meeting. There could well be offers after proxy delivery.

My request has been omitted on some previous offerings due to non-attendance at meetings. However, the SEC Rules of 1934, as amended, permit publication if the proponent has a valid reason for non-representation or appearance at the meeting. It is my contention that travel to the designated meeting is a problem for an elderly person, expensive, only to repeat the request in the short time allotted to speak, after hours of travel, and only a percentage of stockholders personally attending and maybe listen and vote "FOR". Management has their expenses paid by the Company, and there is no remuneration for a proponent. Therefore, the "attendance by proponent rule" is exclusionary and benefits a Corporation unfairly.

Thank you for your interest.

Robert D. Morse

2002 SEC No-Act. LEXIS 348

Securities Exchange Act of 1934 -- Rule 14A-8

March 11, 2002

[*1] AT&T Corp.

TOTAL NUMBER OF LETTERS: 2

RECONSIDERATION

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 11, 2002

John W. Thomson
Senior Attorney
AT&T Corp.
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920

Re: AT&T Corp.
Incoming letter dated March 5, 2002

Dear Mr. Thomson:

This is in response to your letter dated March 5, 2002 concerning the shareholder proposal submitted to AT&T by Robert Morse. On February 7, 2002, we issued our response expressing our informal view that AT&T could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Specifically, AT&T's governing instruments do not opt out of the plurality voting that is otherwise specified by New York law, and therefore it appears that implementation of the proposal would result in AT&T's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). There [*2] also appears to be some basis for your view that AT&T may exclude the second proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Martin P. Dunn
Associate Director (Legal)

INQUIRY-1: AT&T

295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325
FAX 908 221-4408

March 5, 2002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AT&T Corp.
Shareholder Proposal Submitted by
Robert D. Morse
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

On December 21, 2001, AT&T Corp. ("AT&T" or the "Company") gave notice of its intention to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Robert D. Morse (the "Proponent") by letter received by the Company on October 11, 2001. By letter dated February [*3] 7, 2002, the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicated that it was unable to concur with AT&T's view that the Proposal could be excluded under Rule 14a-8(i)(2).

AT&T is requesting the Staff to reconsider its position on the Company's previous request for no action relief on the omissibility of the Proposal. AT&T also wishes to assert additional grounds for omission based upon two recent no-action precedents.

The Proposal requests that Management and Directors "Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column" and that Management and Directors "Remove the statement (if applicable) placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management." The Proposal then further states "Since Management claims the right to advise an "AGAINST" vote in matters presented by Shareowners, I likewise have the right to ask for a vote "AGAINST" all Company select nominees for Director until directors stop the practice of excessive extra remuneration for management other than base pay and some acceptable [*4] perks."

In its December 21 letter the Company argued that the Proposal could be omitted as a violation of federal law and New York state law. In its response of February 7, 2002 the Staff has indicated that "AT&T has failed to meet its burden of establishing that the proposal would violate state law."

To begin with, the Company wishes to clarify that the legal conclusions regarding New York state law contained in the December 21 letter were intended to constitute a "supporting opinion of counsel" under Rule 14a-8(j)(2)(iii) rendered by the undersigned, who is a member of the Bar of the State of New York, in his capacity as the Company's in house attorney. In addition, the additional legal conclusions reached by the undersigned regarding New York state law set forth in this letter also constitute such an opinion of counsel.

In a recent no-action letter, The Coca Cola Co. (February 6, 2002), the Staff found a basis for the exclusion of a proposal substantially identical to the Proposal under Rule 14a-8(i)(2), noting that "because Coca Cola's governing instruments do not opt out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of [*5] the proposal would result in Coca Cola's proxy materials being false or misleading under rule 14a-9." Coca Cola had provided a supporting legal opinion regarding the effect of Section 216 of the Delaware General Corporation Law, which provides that a corporation's board of directors are elected by a plurality of votes cast unless otherwise provided in a corporation's charter or by-laws. Since Coca Cola had not opted out of this plurality voting, a vote against a nominee for election as director would have no effect in determining whether a nominee is elected as a director.

In the opinion of the Company's undersigned attorney, the legal position of AT&T Corp., which is a New York corporation, is identical to that of Coca Cola under Delaware law. Section 614(a) of the New York Business Corporation Law provides that "Directors shall, except as otherwise required by this chapter or by the certificate of incorporation as permitted by this chapter, be elected by a plurality of the votes cast at a meeting of shareholders by holders of shares entitled to vote in the election." AT&T Corp. has not opted out of this plurality voting standard in its certificate of incorporation or otherwise. [*6] Likewise, there are no requirements for a different standard in the Business Corporation Law and there is nothing in New York law, as we had concluded in our December 21 letter, that would give any weight to votes cast against a candidate for Director. See *Bank of N.Y. Co. v. Irving Bank Corp., 139 Misc. 2d 665, 588 N.Y.S.2d 482 (1988)* (adoption of rights plan requiring supermajority vote to elect board, which was not reflected in certificate of incorporation, violated B.C.L. Section 614 and was invalid); *Saddock v. Lady Ester Lingerie Corp., 221 A.D.2d 272, 634 N.Y.S.2d 86* (App. Div., 1st Dept. 1995) (B.C.L. Section 614 provides that only plurality vote is necessary for election of directors where certificate of incorporation does not provide otherwise) . Accordingly, under applicable New York law and the Company's current governance regime, implementation of the Proposal would both violate New York law and would be false and misleading because it would give shareholders the misimpression that "against" votes would be other than nugatory. Accordingly, the Proposal may be excluded under Rules [*7] 14a-8(i)(2), 14a-8(i)(3) and 14a-9.

Finally, the Company believes that the final portion of the Proposal may be omitted under Rule 14a-8(i)(8), which permits exclusions of shareholder proposals which relate to an election for membership on a board of directors. As was noted in the no-action letter request in Wm. Wrigley Jr. Co. (January 2, 2002), which related to a proposal substantially identical to the Proposal, the "third request explicitly asks stockholders to vote against management's nominees for director. Such a request clearly attempts to dissuade shareholders from voting in favor of management's nominees, and thus relates to an election for membership on the Company's board of directors." The Company may therefore omit the final segment of the Proposal pursuant to Rule 14a-8(i)(8).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if appropriate segments of the Proposal are excluded from the Company's 2002 Proxy Materials under Rule 14a-8(i)(2), Rule 14a-8(i)(3) and Rule 14a-9, and Rule 14a-8(i)(8).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent [*8] of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,

John W. Thomson
Senior Attorney

RECEIVED

2005 JAN -4 PM 2:33

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 27, 2004

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

Re: Entergy Corporation
Eastman Kodak "
Dated Dec. 20, 2004
Occidental Petroleum Corp
Dated Dec. 22, 2004

It seems appropriate under 'The Paperwork Reduction Act of 1995", that I respond to all three objections with minimal use of paper, they being in the same general format in a request to delete printing my Proposal.

It still appears that the SEC has "no defined" printed solution as to what is or is not a "good valid reason" for non-attendance to present a Proposal at a Shareowner's Meeting. Therefore, mine is being declared such. I am aware that the Rules 14a and its various explanations in the SEC Act of 1934 were contrived and promulgated for the specific purpose of denying the right for two years for non-compliance with such. There is no Rule stating that a Proponent can request compensation for normal expenses, while Executives can freely attend in numbers at the Company's [and Shareowner's loss] expense. Not being possessed of legal talent, I still can observe that a penalty is being requested from the S.E.C. for a non-defined resolution of "good valid reason".

As to the "plurality" voting, I notified the S.E.C. that such State[s] Rules are in violation of the Constitution, and/or The Bill of Rights, as a denial of "The Right to Dissent" to our citizens. The "false and misleading" statements were imbedded in the claim that plurality voting is legal and must be observed when claim not to "opt out'' is made.

6 copies to SEC
1 copy to each Corporation
Rhymes for stress relief.
Not part of presentation.

Sincerely,



Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation

FOR SCORE

"Four score and seven years ago—"
Are famous words that continue to glow.
They pronounced we have certain rights,
And as an American, continually delights
Me, except for a later endeavor.
Corporate minds introduced something clever,
To perpetuate themselves, with a State Rule
That now needs removal, or we have a duel,
Coming up in Federal Court, you'll see,
And winning "Dissent" will again delight me.

Robert Dennis Morse
12-11-04 7:45AM 8Min.

EXPLANATION

I trust these rhymes need not cause a rift,
Since they arrived to me as a "Gift".
"What will this guy write next?"
"Can't say, as I have not yet received the text!"

Robert Dennis Morse
1 or 2 Min. 5"30AM 12-13-04

APPLICATION

Why have I not gone down as "Rhymist" in history?
"Not yet nominated !", solves the mystery.

SAINT NICK'S DAY

Why will I not be writing for you that day ?
Well, I wouldn't presume to get in the way.
I am not going to interrupt Saint Nick,
As he and his reindeer do their trick.
Perhaps you are now understanding my drift,
That most of my rhymes occur as a "Gift".
The thought suddenly occurs to me:
Perhaps Saint Nick happens to be
The Doctor who delivered God's child to you and me !

Robert Dennis Morse
8 Min. 12-16-04 3:45AM

These rhymes are for stress relief.
Not part of the presentation.

IN A WEEK

Should you have a problem, the job to seek.
Is one that you are capable of learning in a week.
You could improve circumstances, by using your mind,
Instead of drifting through life as others of your kind.

A MOTHER'S CURSE ?

Did Mother feel obligated to put a curse on me,
Because my behavior upset her, you see ?
I, as a youngster, quarreled with my kin,
Not thinking, of course, that it wore her thin.
Now some disturbances are intended to be,
Recompense for past performances of me ?

DISTURBANCE

Each day gets busier as I read the news,
As a "Gift" occurs, and I express my views.
Many times, it interrupts my sleep,
But the results amaze me, I shall not weep.
A Christmas tree is alight next door,
As it pleases me to write once more.

Robert Dennis Morse
2 min. 12-17-04 6:30AM

THOUGHT PROCESS

Why do people resent a critic ?
Perhaps because their mind is in a thicket.
Thomas Edison was my favorite one,
Since he produced a light bulb and won
The right to be a person of self-acclaim,
As poor lighting at night was to blame.

Robert Dennis Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 22, 2004

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(2). In this regard, because Occidental's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in Occidental's proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,



Robyn Manos
Special Counsel